Exhibit 99.1

Jumei Announces $100 Million Share Repurchase Program

BEIJING, Dec. 15, 2014 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$100 million of its shares over the next 12 months.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Jumei's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Mr. Leo Ou Chen, chairman and founder of Jumei, commented, "The implementation of our share repurchase program reflects the confidence that our  management have in Jumei's growth prospects and operating fundamentals. This repurchase program reflects a commitment by our  management to enhance value for our shareholders while retaining adequate flexibility for future growth."

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's No. 1 online retailer of beauty products as measured by gross merchandise volume, with a market share of 22.1% in 2013, according to a commissioned research report by Frost & Sullivan. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
E-mail: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: lbergkamp@ChristensenIR.com